November 5, 2008
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings and John Fieldsend
Re:	TeleTech Holdings, Inc. Annual Report on Form 10-K for the Year Ended December 31, 2007 (File No. 1-11919)
Ladies and Gentlemen:
     We have set forth below the responses of TeleTech Holdings, Inc. (the “Company”) to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in a letter dated October 23, 2008 from H. Christopher Owings, Assistant Director, to Kenneth D. Tuchman, Chief Executive Officer of the Company. The Staff’s comments were made with respect to the Annual Report on Form 10-K of the Company with respect to the year ended December 31, 2007 (the “Form 10-K”).
     For convenient reference, the Company has set forth below in italics each of the Staff’s comments set forth in the letter dated October 23, 2008 and has keyed its responses to the heading and numbering of those comments.
Item 9A. Controls and Procedures, page 64
1.	We note that your response to comment 4 in our letter dated September 29, 2008. In that response, you state that you will disclose whether your principal executive and financial officers concluded that your disclosure controls and procedures are “effective at a reasonable assurance level or are not effective.” In future filings, if true, please confirm also that you will state that your disclosure controls and procedures are not effective at a reasonable assurance level for which they were designed.

In future filings, we will also disclose, if true, that our disclosure controls and procedures are “not effective at a reasonable assurance level for which they were designed.”
Compensation Discussion and Analysis, page 73
2.	We note your response to comment 7 in our letter dated September 29, 2008. In that response, you state that you have disclosed the compensation committee’s policies regarding stock option grants under the “Equity-based compensation accounting” sub-heading of your response to comment 6 in our letter dated September 29, 2008. However, it appears that your response discussed only your compensation committee’s policies and practices regarding how it accounts for stock option grants, and not whether the compensation committee has any formal procedures regarding how it grants stock options to employees. In future filings, please clarify whether the compensation committee has formalized any procedures for granting stock options. In the regard, please address the fact that the first two bullet points under the “Equity-based compensation accounting” sub-heading seem to indicate that the compensation committee does not have to approve all equity awards.

In future filings, we will disclose that the Compensation Committee has adopted formal procedures regarding the grant of stock options. Furthermore, we will revise the first two bullet points under the “Equity-based

Securities and Exchange Commission
November 5, 2008

compensation accounting” sub-heading to clarify that the Compensation Committee approves all equity grants. Specifically, please see the revisions to bullet points 1, 2 and 4 below:
•	The Compensation Committee makes annual equity awards to named recipients at a set time each year;

•	The Compensation Committee makes all periodic equity awards, including new hire, promotion and special circumstance grants, at pre-scheduled monthly meetings;

•	A senior member of the Human Capital Department, supported by designated members of the Legal, Tax and Accounting Departments, is responsible for ensuring that the accounting treatment, recipient notification requirements, and required disclosures have been determined for each equity award before the award is authorized by the Compensation Committee;

•	In advance of each meeting, the Compensation Committee is provided with information on the accounting treatment and any non-standard terms of each proposed equity award;

•	Other than as approved under new grant procedures, changes to grants after their approval date are prohibited, other than to withdraw a grant to an individual in its entirety because of a change in circumstances between approval and issuance of the grant (or to correct clear clerical errors); and

•	Hired an Accounting Manager to oversee equity-based compensation with specific experience in equity-based compensation accounting.
The Role of Cash Compensation, page 78
3.	We note your response to comment 8 in our letter dated September 29, 2008. In that response, you state that you use objective financial criteria in determining your contributions to fund the incentive benefit pool from which you pay performance-based cash incentives and discretionary cash bonuses to individual executives based on completely subjective criteria. Also, you state that you will not report any specific forward-looking targets or goals with respect to the quantified objective financial criteria, if any, upon which you rely to fund the incentive benefit pool. Please tell us why you believe that the disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting awards absent attainment of the stated performance goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

As discussed in our letter to you dated October 13, 2008 with respect to comment 8 in your letter dated September 29, 2008, in future filings the Company will disclose objective financial criteria, if any, used in determining the Company’s contributions to fund the incentive benefit pool from which the Company pays performance-based cash incentives and discretionary cash bonuses to the Company’s named executive officers with respect to the last fiscal year, unless the Company determines that disclosing such information would materially harm the Company. However, the Company will not disclose any information with respect to any financial criteria relied upon to the fund the incentive benefit pool for the then current year unless such disclosure would be material to a fair understanding of the compensation of the Company’s named executive officers for the last fiscal year (i.e., the financial criteria for 2009 is material to a fair understanding of 2008 executive compensation). If the Company determines that such disclosure would be material to a fair understanding of the compensation of the Company’s named executive officers for the last fiscal year and would not materially harm the Company, the Company will disclose forward-looking targets or goals for the current fiscal year.
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Securities and Exchange Commission
November 5, 2008

     If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned at 303.397.8353, Adriana Langston, Vice President and Controller, at 303.397.8681, or J. David Hershberger, Vice President and Assistant General Counsel, at 303.397.8944.

Sincerely,
/s/ John R. Troka, Jr.
John R. Troka, Jr.
Senior Vice President and Interim Chief Financial Officer

cc:	Scott Stringer Donna DiSilvio Kenneth D. Tuchman J. David Hershberger Adriana Langston PricewaterhouseCoopers LLP

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